CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$4,000,000	$458.40

Pricing supplement no. 179 To prospectus dated 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 4-I dated November 14, 2011	Registration Statement No. 333-177923 Dated February 14, 2012 Rule 424(b)(2)

Structured Investments	$4,000,000 Return Enhanced Notes Linked to the Common Shares of Research In Motion Limited due May 17, 2012
General
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The notes are designed for investors who seek a return of two times the appreciation of the closing price of one share of the Reference Stock, up to a maximum return on the notes of 33.60% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Final Stock Price is less than the Stock Strike Price, be willing to lose some or all of their principal.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing May 17, 2012†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on February 14, 2012 and are expected to settle on or about February 17, 2012.
Key Terms
Reference Stock:	The common shares, no par value, of Research In Motion Limited (NASDAQ Stock Market symbol “RIMM”). We refer to Research In Motion Limited as “Research In Motion.”
Upside Leverage Factor:	2
Payment at Maturity:
If the Final Stock Price is greater than the Stock Strike Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Stock Return multiplied by 2, subject to the Maximum Return.  Accordingly, if the Final Stock Price is greater than the Stock Strike Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Stock Return × 2), subject to the Maximum Return

If the Final Stock Price is equal to the Stock Strike Price, you will receive the principal amount of your notes at maturity.
Your investment will be fully exposed to any decline in the price of the Reference Stock.  If the Final Stock Price is less than the Stock Strike Price, you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Stock Strike Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Stock Return)
You will lose some or all of initial your investment at maturity if the Final Stock Price is less than the Stock Strike Price.
Maximum Return
33.60%. For example, if the Stock Return is equal to or greater than 16.80%, you will receive the Maximum Return of 33.60%, which entitles you to a maximum payment at maturity of $1,336 per $1,000 principal amount note.

Stock Return:	Final Stock Price – Stock Strike Price Stock Strike Price
Stock Strike Price:
Set equal to $14.80, as determined on the pricing date in the sole discretion of the calculation agent, divided by the Stock Adjustment Factor.  The Stock Strike Price is not the closing price of one share of the Reference Stock on the pricing date.  Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Stock Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Stock Strike Price, that might affect the value of your notes.

Final Stock Price:	The arithmetic average of the closing prices of one share of the Reference Stock on each of the five Ending Averaging Dates
Stock Adjustment Factor:
Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances.  See “General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.

Ending Averaging Dates†:	May 8, 2012, May 9, 2012, May 10, 2012, May 11, 2012 and May 14, 2012
Maturity Date†:	May 17, 2012
CUSIP:	48125VNG1
†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Payment at Maturity — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$2.50	$997.50
Total	$4,000,000	$10,000	$3,990,000

(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $2.50 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  The aggregate amount of these fees will be $2.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 14, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company, ” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering of notes, the section entitled "General Terms of Notes — Additional Reference Stock Provisions — C. Delisting of a Reference Stock or Nationalization of a Reference Stock Issuer" in the accompanying product supplement no. 4-I will not apply to the notes and should be deemed deleted in its entirety

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Common Shares of Research In Motion Limited	PS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?
The following table and examples illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume a Stock Strike Price of $15.00 and reflect the Maximum Return of 33.60%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Stock Price	Stock Return	Total Return
$27.000	80.00%	33.60%
$24.750	65.00%	33.60%
$22.500	50.00%	33.60%
$21.000	40.00%	33.60%
$19.500	30.00%	33.60%
$18.000	20.00%	33.60%
$17.520	16.80%	33.60%
$16.500	10.00%	20.00%
$15.750	5.00%	10.00%
$15.375	2.50%	5.00%
$15.000	0.00%	0.00%
$14.250	-5.00%	-5.00%
$13.500	-10.00%	-10.00%
$12.000	-20.00%	-20.00%
$10.500	-30.00%	-30.00%
$9.000	-40.00%	-40.00%
$7.500	-50.00%	-50.00%
$6.000	-60.00%	-60.00%
$4.500	-70.00%	-70.00%
$3.000	-80.00%	-80.00%
$1.500	-90.00%	-90.00%
$0.000	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The closing price of one share of the Reference Stock increases from the Stock Strike Price of $15.00 to a Final Stock Price of $15.75.  Because the Final Stock Price of $15.75 is greater than the Stock Strike Price of $15.00 and the Stock Return of 5% multiplied by 2 does not exceed the Maximum Return of 33.60%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:
$1,000 + ($1,000 × 5% × 2) = $1,100
Example 2: The closing price of one share of the Reference Stock increases from the Stock Strike Price of $15.00 to a Final Stock Price of $19.50.  Because the Final Stock Price of $19.50 is greater than the Stock Strike Price of $15.00 and the Stock Return of 30% multiplied by 2 exceeds the Maximum Return of 33.60%, the investor receives a payment at maturity of $1,336 per $1,000 principal amount note, the maximum payment on the notes.
Example 3: The closing price of one share of the Reference Stock decreases from the Stock Strike Price of $15.00 to a Final Stock Price of $12.00.  Because  the Final Stock Price of $12.00 is less than the Stock Strike Price of $15.00, the Stock Return is negative, and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -20%) = $800

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Common Shares of Research In Motion Limited	PS-2

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Stock Return by 2, up to the Maximum Return of 33.60%, for a maximum payment at maturity of $1,336 per $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common shares of Research In Motion.  For additional information see “The Reference Stock” in this pricing supplement.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative.  Your investment will be exposed to loss if the Final Stock Price is less than the Stock Strike Price.  For every 1% that the Final Stock Price is less than the Stock Strike Price, you will lose an amount equal to 1% of the principal amount of your notes.  Accordingly, you could lose some or all of your initial investment at maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Stock Price is greater than the Stock Strike Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 33.60%, regardless of the appreciation in the price of the Reference Stock, which may be significant.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with Research In Motion, including extending loans to, or making equity investments in, Research In Motion or providing advisory services to Research In Motion.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Research In Motion, and these reports may or may not recommend that investors buy or hold the Reference Stock.  As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Stock Strike Price in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Stock Strike Price, that might affect the value of your notes.
•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY —While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Common Shares of Research In Motion Limited	PS-3

•
NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments.  In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

•
RISKS ASSOCIATED WITH NON-U.S. SECURITIES SUCH AS THE COMMON STOCK OF RESEARCH IN MOTION— An investment in the notes linked to the value of non-U.S. equity securities, such as the common shares of Research In Motion (which we refer to as the “common stock of Research In Motion”) involves risks associated with the home country of the issuer of the non-U.S. equity securities. Non-U.S. companies, such as those in Canada, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the common stock of Research In Motion is quoted and traded in U.S. dollars on The NASDAQ Stock Market and in Canadian dollars on the Toronto Stock Exchange, fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will likely affect the relative value of the common stock of Research In Motion in the two different currencies and, as a result, will likely affect the market price of the common stock of Research In Motion trading on The NASDAQ Stock Market. These trading differences and currency exchange may affect the market value of the notes and whether the Final Stock Price of the common stock of Research In Motion will be less than the Stock Strike Price. The Canadian dollar has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Canadian dollar and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rate between the Canadian dollar and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and other jurisdictions important to international trade and finance.

•
NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock.  We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this pricing supplement.  You should undertake your own investigation into the Reference Stock and its issuer.  We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•
SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock.  We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time.  Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.  It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

•
THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock.  However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.  You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•     the actual and expected volatility in the closing price of the Reference Stock;
•     the time to maturity of the notes;
•     the dividend rate on the Reference Stock;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
•     interest and yield rates in the market generally;
•     a variety of economic, financial, political, regulatory and judicial events; and
•     our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Common Shares of Research In Motion Limited	PS-4

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Research In Motion is derived from publicly available sources and is provided for informational purposes only.  According to its publicly available filings with the SEC, Research In Motion, a Canadian company, is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market.  The common shares of Research In Motion, no par value, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Research In Motion in the accompanying product supplement no. 4-I.  Information provided to or filed with the SEC by Research In Motion pursuant to the Exchange Act can be located by reference to SEC file number 000-29898, and can be accessed through www.sec.gov.  We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing prices of one share of the Reference Stock from January 5, 2007 through February 10, 2012.  The closing price of one share of the Reference Stock on February 13, 2012 was $14.90.  We obtained the closing prices below from Bloomberg Financial Markets, without independent verification.  The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any of the Ending Average Dates.  We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment.  We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future.  In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.2 to the Registration Statement on Form S-3 filed by us on November 14, 2011.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Common Shares of Research In Motion Limited	PS-5